SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934
                         For the month of: January 2003

                        Commission File Number 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Notification of ABB Ltd (the "Company"), dated January 8, 2003, in connection with BZ Group Holding Limited's holdings of the Company.

Notification

For your business and technology editors

BZ Group's holdings in ABB fall below 5 Percent

Zurich, January 8, 2003 - Pursuant to Art. 20 of stock exchange act, the BZ Group Holding Limited, Wilen, announced that, as per December 30, 2002, its holdings in ABB Ltd, Zurich, fell below 5 percent of total voting rights.

For more information please contact:

ABB Corporate Communications, Zurich           ABB Investor Relations
Thomas Schmidt                                 Switzerland: Tel. +41 43 317 3804
Tel: +41 43 317 6492                           Sweden: Tel. +46 21 325 719
Fax: +41 43 317 6494                           USA: Tel. +1 203 750 7743
media.relations@ch.abb.com                     investor.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  January 9, 2003                  By: /s/  BEAT HESS
                                           -------------------------------------
                                        Name:   Beat Hess
                                        Title:  Group Senior Officer

                                        By: /s/ HANS ENHORNING
                                           -------------------------------------
                                        Name:   Hans Enhorning
                                        Title:  Group Vice President